Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9 3
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

April 19, 2017

Private and confidential

To the:
     British Columbia Securities Commission
     Alberta Securities Commission
     Financial and Consumer Affairs Authority of Saskatchewan
     Manitoba Securities Commission
     Ontario Securities Commission
     Nova Scotia Securities Commission
     Financial and Consumer Services Commission (New Brunswick)
     Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
     Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Banro Corporation received on April 15, 2017 (the “Notice”) and, based on our knowledge of such information at this time, we agree the statements contained in 1 (a), (c) and (d) and we have no basis to agree or disagree with statements 1 (b) and 2 contained in the Notice.

Yours very truly,

Chartered Professional Accountants
Licensed Public Accountants